SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of March, 2006
Commission File Number: 000-33143
CLAXSON INTERACTIVE GROUP INC.
(Translation of Registrant’s Name into English)
Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

Item	Page

Item 1. Press Release Announcing Claxson Interactive Group Inc.’s Fiscal 2005 Fourth Quarter and Annual Financial Results	3

Signatures	11

Item 1. Press Release Announcing Claxson Interactive Group Inc.’s Fiscal 2005 Fourth Quarter and Annual Financial Results
FOR IMMEDIATE RELEASE
CLAXSON REPORTS 2005 FOURTH QUARTER AND
ANNUAL FINANCIAL RESULTS
Net Revenues and Operating Income Increase for the Year
Buenos Aires, March 27, 2006 — Claxson Interactive Group Inc. (XSONF.OB; “Claxson” or the “Company”), today announced financial results for the three and twelve-month periods ended December 31, 2005. As previously announced, the Company finalized the sale of its TV Broadcast operation, Chilevision, on April 18, 2005. In addition, on May 6, 2005 Claxson completed the sale of the language localization operations of The Kitchen. In accordance with applicable accounting principles, the assets, liabilities and operations of Chilevision and the language localization operations of The Kitchen were reflected as assets and liabilities held for sale in the balance sheet and as discontinued operations in the statement of operations of the Company until the time of their sale.
Financial Highlights
Fourth Quarter 2005
Net revenue for the fourth quarter of 2005 was $22.3 million, a 20% increase from net revenue of $18.6 million for the fourth quarter of 2004. Operating expenses for the three months ended December 31, 2005 were $19.6 million, an 18% increase from the $16.6 million for the fourth quarter of 2004. Operating income was $2.6 million for the three-month period ended December 31, 2005 compared to $2.0 million for the three-month period ended December 31, 2004. Foreign currency exchange loss for the three-month period ended December 31, 2005 was $1.4 million compared to a foreign exchange gain of $0.3 million for the three-month period ended December 31, 2004. Net income from continuing operations for the three months ended December 31, 2005 was $0.5 million ($0.02 per common and diluted share), compared to $0.8 million ($0.04 per common and diluted share) for the same period in 2004. Net income for the three months ended December 31, 2005 was $0.1 million ($0.01 per common and diluted share), compared to $2.3 million ($0.11 per common and diluted share) for the same period in 2004.

During the fourth quarter of 2005, the average exchange rate of the Argentine and Chilean currencies compared to the U.S. dollar depreciated 1% and appreciated 13%, respectively, versus the same period in 2004.
Fiscal Year 2005
Net revenue for the twelve-month period ended December 31, 2005 was $80.5 million, a 22% increase compared to $65.8 million for the same period in 2004. Operating expenses for the twelve-month period ended December 31, 2005 were $66.4 million, a 14% increase compared to $58.2 million in the same period of 2004. Operating income was $14.2 million for the twelve-month period ended December 31, 2005 compared to $7.5 million for the same period in 2004. Foreign currency exchange loss for the twelve-month period ended December 31, 2005 was $1.1 million, a $0.9 million difference with the $0.2 million foreign currency exchange loss for the same period of 2004. Net income from continuing operations for the twelve-month period ended December 31, 2005 was $8.0 million ($0.39 per common and $0.37 per diluted share), versus $4.9 million ($0.25 per common and $0.24 per diluted share) for the same period in 2004. Net income for the twelve-month period ended December 31, 2005 was $5.3 million ($0.26 per common and $0.25 per diluted share), versus $6.7 million ($0.34 per common and $0.33 per diluted share) for the same period in 2004.
During the twelve-month period ended December 31, 2005, the average exchange rate of the Chilean currency compared to the U.S. dollar appreciated 9%, while the Argentine currency appreciated 1% versus the same period in 2004.

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS — INFORMATION BY SEGMENT
(In Thousands of U.S. dollars)

		Operating			Consolidated
		expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
	Revenues	and amort.)	& amortization	expenses	(loss)
For the Three Months Ended December 31,
2005
Pay TV	$14,995	$(10,835)	$(494)	$(11,329)	$3,666
Broadcast	7,209	(6,076)	(467)	(6,543)	666
Internet & Broadband	25	(286)	—	(286)	(261)
Corporate	74	(1,502)	—	(1,502)	(1,428)

Total	$22,303	$(18,699)	$(961)	$(19,660)	$2,643

2004
Pay TV	$12,614	$(10,403)	$(697)	$(11,100)	$1,514
Broadcast	5,923	(3,619)	(533)	(4,152)	1,771
Internet & Broadband	24	(252)	—	(252)	(228)
Corporate	50	(1,130)	—	(1,130)	(1,080)

Total	$18,611	$(15,404)	$(1,230)	$(16,634)	$1,977

		Operating			Consolidated
		expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
	Revenues	and amort.)	& amortization	expenses	(loss)
For the Twelve Months Ended December 31,
2005
Pay TV	$56,139	$(40,018)	$(2,126)	$(42,144)	$13,995
Broadcast	24,001	(16,616)	(1,885)	(18,501)	5,500
Internet & Broadband	96	(1,116)	—	(1,116)	(1,020)
Corporate	291	(4,605)	—	(4,605)	(4,314)

Total	$80,527	$(62,355)	$(4,011)	$(66,366)	$14,161

2004
Pay TV	$47,502	$(36,734)	$(2,960)	$(39,694)	$7,808
Broadcast	18,103	(11,568)	(1,739)	(13,307)	4,796
Internet & Broadband	100	(1,057)	(7)	(1,064)	(964)
Corporate	50	(4,151)	—	(4,151)	(4,101)

Total	$65,755	$(53,510)	$(4,706)	$(58,216)	$7,539
“We are really proud of Claxson’s performance. We have had an excellent 2005 with more than $80 million in net revenues. I would like to highlight the growth of Pay TV, which increased revenues by 18% for the year”. said Roberto Vivo, Chairman and CEO. “After the merger in 2001; we went through a restructuring period in 2002, and now have finally achieved a consolidation stage”.
PAY TV
Net revenue for the fourth quarter of 2005 was $15.0 million, a 19% increase from net revenue of $12.6 million for the fourth quarter of 2004. The increase in net revenue is principally attributable to an increase in subscriber-based fees and to a lesser extent to advertising. Net revenue for the twelve-month period ended December 31, 2005 was $56.1 million compared to $47.5 million for the same period of 2004. The increase in net revenue is principally attributable to an increase in subscriber-based fees and to a lesser extent to advertising and content and production services sold to third parties.

Operating expense (before depreciation and amortization) for the fourth quarter of 2005 was $10.8 million compared to $10.4 million for the same period in 2004. The increase is principally attributable to higher programming expenditures as a result of increased original productions. Operating expenses (before depreciation and amortization) for the twelve-month period ended December 31, 2005 were $40.0 million compared to $36.7 million for the same period of 2004 primarily as a result of higher programming expenditures.
Operating income for the fourth quarter of 2005 was $3.7 million compared to operating income of $1.5 million for the same period in 2004. Operating income for the twelve-month period ended December 31, 2005 was $14.0 million compared to $7.8 million for the same period of 2004.
As of December 31, 2005, the Company’s owned basic and premium channels reached [49.9] million aggregate subscribers, a 20% growth compared to its subscriber base as of December, 2004. Playboy TV, FTV, and Retro were the Company’s channels that reported the strongest growth compared to the same period in 2004.
BROADCAST RADIO
Net revenue for the fourth quarter of 2005 was $7.2 million, a 22% increase from net revenue of $5.9 million for the fourth quarter of 2004. The increase is primarily attributable to an increase in Radio Chile’s audience share to 39.4% as compared to 38.9% in the 2004 period as well as an 13% appreciation in the Chilean peso as compared to 2004. Net revenue for the twelve-month period ended December 31, 2005 was $24.0 million compared to $18.1 million for the same period of 2004. The increase is primarily attributable to improved audience share in Chile as well as an 9% appreciation in the Chilean peso as compared to 2004.
Operating expenses (before depreciation and amortization) for the fourth quarter of 2005 were $6.1 million compared to $3.6 million for the same period in 2004. The increase is due to the appreciation of the Chilean peso, the increase in sales and marketing costs directly related to the increase in revenues, as well as increased production costs. Operating expenses (before depreciation and amortization) for the twelve-month period ended December 31, 2005 were $16.6 million compared to $11.6 million for the same period of 2004. As was the case in the fourth quarter, this increase is due to the appreciation of the Chilean Peso, the increase in sales and marketing costs and the increased production expenditures.
Operating income for the fourth quarter of 2005 was $0.7 million, compared to $1.8 million for the same period in 2004. Operating income for the twelve-month period ended December 31, 2005 was $5.5 million compared to $4.8 million for the same period of 2004.
BROADBAND & INTERNET
Net revenue for the fourth quarter of 2005 increased to $25,000 from $24,000 for the fourth quarter of 2004. Net revenue for the twelve-month period ended December 31, 2005 was $96,000 compared to $100,000 for the same period of 2004.
Operating expenses (before depreciation and amortization) for the fourth quarters of 2005 and 2004 were $0.3 million. Operating expense (before depreciation and amortization) for the twelve-month period ended December 31, 2005 was $1.1 million, compared to $1.0 million for the same period of 2004.
Operating loss for the fourth quarter of 2005 was $0.3 million compared to a $0.2 million loss for the same period in 2004. Operating loss for the twelve-month period ended December 31, 2005 was $1.0 million, practically unchanged from the same period of 2004.
“Although we are still recording losses, in the last quarter we confirmed the interest in our ESDC platform from a number of potential clients, especially record labels”, said Roberto Vivo, Chairman and CEO.

Liquidity
As of December 31, 2005, Claxson had cash and cash equivalents of $25.1 million and financial debt of $68.8 million including principal and accrued but unpaid interest. In addition, future interest payments on the Company’s 8.75% Senior Notes due in 2010, totaling $13.0 million as of December 31, 2005, are recorded as debt.
For the twelve-month period ended December 31, 2005, Claxson’s operating activities generated cash flows of $16.3 million compared to $3.6 million for the same period of 2004. The difference is primarily due to improved operating results. Cash generated from operating activities was primarily used for the payment of debt obligations and for capital expenditures. In addition, during the twelve-month period ended December 31, 2005, Claxson received $10.9 million, net of transaction expenses paid, from the sale of assets (primarily Chilevision). As part of the terms of the Chilevision sale, we retained approximately $5.9 million of Chilevision’s accounts receivable which are being collected as expected.
About Claxson
Claxson (XSONF.OB) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, radio and the Internet. Headquartered in Buenos Aires, Argentina and Miami, Florida, Claxson has a presence in the United States and all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain and Portugal. Claxson’s principal shareholders are the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Inc.
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on July 15, 2005.
# # #
Contacts:

Press	Investors
Juan Iramain	Jose Antonio Ituarte
VP, Communications	Chief Financial Officer
Claxson	Claxson
011-5411-4339-3701	011-5411-4339-3700
— Financial Tables Attached —

CLAXSON
UNAUDITED BALANCE SHEETS
(In Thousands of U.S. dollars)

	As of	As of
	December 31,	December 31,
	2005	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$25,126	$7,270
Accounts receivable, net	23,527	23,018
Assets held for sale	—	25,701
Other current assets	7,157	8,698

Total current assets	55,810	64,687
PROPERTY AND EQUIPMENT, net	10,583	10,946
PROGRAMMING RIGHTS, net	4,413	4,028
INVESTMENTS IN UNCONSOLIDATED AFFILIATES	2,405	3,407
INVESTMENTS IN EQUITY SECURITIES	—	54
GOODWILL	53,164	51,021
BROADCAST LICENSES, net	16,841	16,722
OTHER ASSETS	8,404	5,650

TOTAL ASSETS	$151,620	$156,515

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable, accrued and other liabilities	$28,319	24,444
Liabilities related to assets held for sale	—	14,927
Current portion of programming rights obligations	4,688	5,332
Current portion of long-term debt	14,722	8,172

Total current liabilities	47,729	52,875
LONG-TERM LIABILITIES:
Long-term debt, net of current portion	67,057	77,680
Other long-term liabilities	3,103	2,795

Total long-term liabilities	70,160	80,475
MINORITY INTEREST	311	562
SHAREHOLDERS’ EQUITY	33,420	22,603

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$151,620	$156,515

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. dollars, except per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2005	2004	2005	2004
NET REVENUES:
Subscriber-based fees	$11,873	$10,352	$45,573	$40,052
Advertising	9,151	7,273	30,401	23,339
Production services	655	267	1,693	804
Other	624	719	2,860	1,560

Total net revenues	22,303	18,611	80,527	65,755

OPERATING EXPENSES:
Product, content and technology	(9,122)	(7,185)	(30,766)	(25,878)
Marketing and sales	(4,806)	(4,261)	(15,343)	(12,831)
Corporate and administration	(4,771)	(3,958)	(16,246)	(14,801)
Depreciation and amortization	(961)	(1,230)	(4,011)	(4,706)

Total operating expenses	(19,660)	(16,634)	(66,366)	(58,216)

OPERATING INCOME	2,643	1,977	14,161	7,539
INTEREST EXPENSE	(372)	(562)	(1,448)	(1,907)
OTHER INCOME, NET	331	529	323	769
FOREIGN CURRENCY EXCHANGE (LOSS) GAIN	(1,434)	328	(1,113)	(175)
NET (LOSS) INCOME FROM UNCONSOLIDATED AFFILIATES	(509)	(747)	(2,569)	245

INCOME BEFORE INCOME TAXES , MINORITY INTEREST AND DISCONTINUED OPERATIONS	659	1,525	9,354	6,471
INCOME TAXES	(162)	(934)	(1,606)	(1,861)
MINORITY INTEREST	2	215	248	267

NET INCOME FROM CONTINUING OPERATIONS	499	806	7,996	4,877
DISCONTINUED OPERATIONS
Income (loss) from operations of discontinued divisions — net	(365)	1,495	(2,676)	1,813

GAIN (LOSS) ON DISCONTINUED OPERATIONS	(365)	1,495	(2,676)	1,813

NET INCOME	$134	$2,301	$5,320	$6,690

NET INCOME PER COMMON SHARE:
Income from continuing operations
Basic	$0.02	$0.04	$0.39	$0.25

Diluted	$0.02	$0.04	$0.37	$0.24

Gain (loss) on discontinued operations
Basic and diluted	$(0.02)	$0.07	$(0.13)	$0.09

Diluted	$(0.02)	$0.07	$(0.12)	$0.09

NET INCOME PER SHARE:
Basic	$0.01	$0.11	$0.26	$0.34

Diluted	$0.01	$0.11	$0.25	$0.33

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS:
Basic	20,478	20,060	20,416	19,611

Diluted	21,993	21,696	21,607	20,490

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of U.S. dollars)

	Twelve Months Ended
	December 31,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,320	$6,690
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of programming rights	4,111	2,291
Share-based compensation	57	71
Depreciation and amortization	4,456	4,910
Accrued and (uncollected) unpaid interest	(324)	211
Exchange rate loss	1,546	175
Net (gain) loss on disposal of assets	(104)	32
Income (loss) from unconsolidated affiliates and related transactions	2,569	(245)
Minority interest	(248)	(267)
Changes in operating assets and liabilities	(1,133)	(10,248)

Net cash provided by operating activities	16,250	3,620

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(2,465)	(1,984)
Transaction costs paid	—	(1,580)
Distributions to minority owners of subsidiaries	—	(380)
(Investment in) distributions from unconsolidated affiliates, net	(650)	(2,882)
(Redemption of) deposit for the sale of subsidiary	(506)	521
Restricted cash released in guarantee of Chilean syndicated loan	—	907
Proceeds from sale of investments in subsidiaries, equity securities and affiliates, net	11,355	625

Net cash provided by (used in) investing activities	7,734	(4,773)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible debentures	—	3,500
Net repayments of short/long-term debt	(6,304)	(6,252)
Proceeds from sale of common shares to shareholders	—	3,375
Proceeds from exercised stock options	128	55

Net cash (used in) financing activities	(6,176)	678

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	48	68

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	17,856	(407)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	7,270	7,677

CASH AND CASH EQUIVALENTS, END OF YEAR	$25,126	$7,270

*****

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.

(Registrant)

Date: March 30, 2006	By:	/s/ Roberto Vivo-Chaneton
Name: Roberto Vivo-Chaneton Title: Chief Executive Officer